

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2021

Andrew Christodoulides
Chief Executive Officer
WeLivv Inc.
501 Silverside Rd
Suite or PMB #366
Wilmington, DE 19809

   Re: WeLivv Inc.
     Draft Offering Statement on Form 1-A
     Submitted August 20, 2021
     CIK No. 0001782075

Dear Mr. Christodoulides:

  This is to advise you that we do not intend to review your offering statement.

  Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

  Please contact Jennifer López at 202-551-3792 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Trade & Services